NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Launches Kan Tan IV Semi-Submersible Drilling Rig Out of Brownsville Harbour to Trinidad

MAY 11, 2007 - 08:55 ET

BROWNSVILLE, TEXAS--(CCNMatthews - May 11, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG). Speaking from the dockside of the harbour in Brownsville, Texas, Canadian Superior's Chairman, Greg Noval, said today at 7:00 AM Central Daylight Time, "We have launched the Kan Tan IV semi-submersible drilling rig on its way to Trinidad. The rig is being towed to Trinidad by Secunda International Limited ('Secunda') of Nova Scotia, Canada and Tidewater, Inc. ('Tidewater') (NYSE:TDW) of Houston, Texas by the Secunda Anchor Handling Tug Supply ('AHTS') Trinity Sea and the Tidewater AHTS Carl F. Thorne. The towing of the Kan Tan IV from Brownsville to Trinidad will take approximately three weeks with Canadian Superior's drilling program to commence shortly thereafter. We are very excited that the Kan Tan IV is now on its way to Trinidad to commence our multi-well drilling program in June in one of the biggest and most coveted natural gas plays in the world!"

Maersk Contractors, a part of A.P. Moller - Maersk A/S ("Maersk") headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B) is the drilling rig manager for the Kan Tan IV that is owned by SINOPEC of Beijing, China (NYSE:SNP), the 3rd largest company in China. Over the past several months, the Kan Tan IV semi-submersible drilling rig has undergone an extensive US$60 million plus refit in Brownsville, Texas and will commence drilling on Canadian Superior's "Intrepid" Block 5(c) on its "Victory" Prospect in June. The Kan Tan IV has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, "Victory", "Bounty" and "Endeavour", approximately 60 miles off the east coast of Trinidad, on Canadian Superior's "Intrepid Block 5(c). The wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its "Intrepid" Block 5(c).

Also speaking from Brownsville today, Canadian Superior's Vice President of Offshore Drilling, Mark Gillis, and Roger De Freitas, Canadian Superior's Trinidad Country Manager, jointly said, "We are all very pleased that the rig has started its tow to Trinidad. Canadian Superior's Drilling Team has been working very hard for many months to achieve this important milestone in our drilling project. The Kan Tan IV will first be towed directly to the port of Chaguaramas in Trinidad to load up supplies and finalize drilling preparations and will then be moved to the first drilling location, on the 'Victory' Prospect. The tow should take about 20 days to complete and we expect the in-port stay to be less than 2 weeks, allowing us to spud our first well on the 'Intrepid' Block's 'Victory' Prospect about mid-June. Each of the three (3) back-to-back wells in this drilling program are planned to take about 80 - 100 days to drill and fully evaluate with firm results expected for the 1st well towards the end of September."

In Trinidad, in close proximity to Canadian Superior's acreage, 18 of British Petroleum's (BP's) top 25 producing wells world-wide are located, including BP's Cannonball Development Wells (3 wells making over 600 mmcf/d). Also, directly offsetting Canadian Superior's "Intrepid" Block 5(c) to the west is British Gas's (BG) Dolphin and Dolphin Deep Developments (e.g. 2 wells in Dolphin Deep capable of making up to a total of 300 mmcf/d), both fields on trend with the "Intrepid" Block 5(c) in the "dip" direction (SW-NE). The same holds true in the "strike" direction (NW-SE), with BP's Manakin and Statoil's Cocuina fields on trend to the southeast of the "Intrepid" Block 5(c) and EOG Resources, Inc.'s 2006 discovery to the northwest, again directly on trend in the "strike" direction. Natural gas from Trinidad easily accesses the world's largest natural gas markets and supplies approximately 80% of the United States' Liquefied Natural Gas (LNG), a very important part of the North American natural gas supply.

Pictures of the launching of the tow of the Kan Tan IV from the Brownsville, Texas Harbour will be posted on Canadian Superior's website, www.cansup.com, by 2:00 PM MDT today. Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
President and Chief Operating Officer
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5